VIA ELECTRONIC SUBMISSION

October 10, 2014

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BCE Inc.
Form 40-F for Fiscal Year Ended December 31, 2013
Filed March 12, 2014
File No. 1-08481

Dear Ms. Blye:

This letter is in response to your comment letter dated September 22, 2014 which, following a review of BCE Inc.’s (“BCE”) Form 40-F for the fiscal year ended December 31, 2013 and BCE’s Form 6-K filed with your Commission on May 6, 2014, seeks information concerning business contacts of BCE with the government of Cuba or entities it controls. As you will note from our responses below, BCE has very limited business contacts with the government of Cuba or such entities and they have an immaterial impact on BCE’s operations, financial results and investor sentiment.

For your convenience, we have reproduced your questions below in bold italics and presented our responses immediately thereafter. We have also included an introductory section providing background operating and financial information on BCE.

All dollar amounts in this letter are presented in Canadian dollars.

Background Information

BCE is a Canadian-based communications company that operates domestically in Canada. It provides residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant.

Our Bell Wireline segment provides local telephone, long distance, data, including Internet access and television (TV), as well as other communications services and products to Bell’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of the provinces of Ontario and Québec. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Wireless segment provides wireless voice and data communication products and services to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

Our Bell Aliant segment provides local telephone, long distance, Internet, data, TV, wireless, home security and value-added business solutions to residential and business customers in Canada’s Atlantic provinces and in rural and regional areas of the provinces of Ontario and Québec.

At June 30, 2014, BCE had approximately 21 million customers subscribing to its services comprised of approximately 8 million wireless subscribers, 3.2 million High-speed Internet subscribers, 2.6 million TV subscribers and 7.3 million wireline network access services.

For the years ended December 31, 2011, December 31, 2012 and December 31, 2013, and the six-month period ended June 30, 2014, BCE had total consolidated operating revenues of approximately $19.5 billion, $20.0 billion, $20.4 billion and $10.3 billion, respectively, and net earnings of approximately $2.4 billion, $2.9 billion, $2.4 billion and $1.4 billion, respectively. BCE also had total consolidated operating costs of approximately $11.9 billion, $12.1 billion, $12.3 billion and $6.2 billion, respectively, in the same periods.

1. You state on page 11 of Exhibit 99.1 to the 6-K filed May 6, 2014 that, during the first quarter of 2014, your Bell Wireless segment reduced the cost of mobile data voice and data roaming for customers traveling in Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through subsidiaries, affiliates or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Cuba or entities it controls.

1.1.	International Roaming Agreement

Similar to other wireless telecommunications services providers, subsidiaries of BCE enter into, in the ordinary course of business, numerous international roaming arrangements with other mobile telecommunications services providers, providing for the establishment of international roaming services and the related settlement mechanisms. More precisely, as at the date hereof, BCE’s subsidiaries were parties to over 510 international roaming agreements entered into to provide wireless services to their customers in approximately 231 countries.

Pursuant to these international roaming agreements, BCE’s subsidiaries collect roaming fees received from BCE’s subscribers, who roam in other countries, and make settlement payments to their counterparties. BCE’s subsidiaries also collect roaming charges incurred by subscribers of international mobile telecommunications services providers who roam in Canada on BCE’s wireless networks.

For many years, Cuba has been a popular vacation destination for Canadians. In order to provide wireless services to its customers travelling to Cuba, BCE (through a wholly-owned subsidiary) entered into, in November 2009, an International Roaming Agreement with Empresa de Telecomunicaciones de Cuba (“Etecsa”) which we understand is controlled by the government of Cuba. There is no set expiry date to this agreement. Although it is a reciprocal roaming agreement, in practice, it is essentially a one-way agreement given that far more Canadians visit Cuba than the reverse. BCE’s subsidiary and Etecsa also enter into annual rate discount agreements relating to rates only. The current agreement (the Inter-Carrier Bulk Discount Agreement) applies from February 1, 2014 until January 31, 2015). Given the fact that Etecsa is the exclusive operator for national and international wireless telecommunications services in Cuba, BCE expects that this agreement will be renewed on an annual basis, and that the International Roaming Agreement will remain in place, for the foreseeable future. BCE has no direct or indirect ownership interest in Etecsa.

1.2	Cuban Embassy and Consulate

A subsidiary of BCE provides wireline voice telecommunications services and Internet access to the Cuban Embassy in Ottawa, Ontario and to the Cuban Consulate in Montréal, Québec. No assets are associated with the provision of these services which have been provided for many years and which BCE anticipates to continue providing for the foreseeable future.

2. Please discuss the materiality of your contacts with Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

2.1	Quantitative Analysis

In order to illustrate the immaterial contribution to BCE’s total 2011, 2012, 2013 and 2014 (Jan. 1 – Jan. 30) consolidated revenues from revenues generated by our business relationship with Etecsa, please note that our best estimate1 is that roaming revenues resulting from our customers travelling to Cuba were approximately $2.8 million in 2011, $4.3 million in 2012, $4.7 million in 2013 and $3.1 million for the first six-months of 2014, representing approximately 0.014%, 0.022%, 0.023% and 0.022% respectively, of BCE’s consolidated revenues for these periods. Revenues generated from Etecsa’s customers travelling to Canada during such periods were even more immaterial at approximately $6,800, $4,500, $8,200 and $3,700, respectively.

Furthermore, wholesale payments made by BCE to Etecsa during the same time periods were approximately $1.8 million, $2.8 million, $3.5 million and $5.5 million, respectively, representing approximately 0.009%, 0.014%, 0.017% and 0.039%, respectively, of BCE’s aggregate consolidated revenues. These payments also represented 0.015%, 0.023%, 0.028% and 0.089% of BCE’s consolidated operating costs during the same periods.

BCE’s only assets and liabilities associated with the government of Cuba or entities it controls are accounts receivable and accounts payable by BCE’s subsidiaries relating to settlement payments between such subsidiaries and Etecsa, as well as accounts receivable by BCE’s subsidiaries owed by the Cuban Embassy and Cuban Consulate in Canada.

Revenues generated from services provided to the Cuban Embassy and Cuban Consulate were immaterial at $31,165 in 2011, $21,558 in 2012, $18,514 in 2013 and $9,265 in the first six months of 2014.

[1]	As far as roaming revenue received from BCE’s customers travelling to Cuba is concerned, we can only provide an estimate of such amounts due to the fact that we sell roaming at retail both at a pay-per-use rate, which is easier to determine, and as part of roaming bundles and travel date passes, which is more difficult to estimate. The bundle and travel pass revenue is difficult to assign to roaming in a specific country as the bundles and passes cover multiple countries in a specific zone. Further complicating matters is the fact that we have moved Cuba from one zone to another several times.

2.2	Qualitative Analysis

BCE believes that neither its international roaming agreement with Etecsa nor the services it provides to the Cuban Embassy and Consulate in Canada described above, are material in terms of qualitiative factors that a reasonable investor would deem important in making an investment decision with respect to BCE, including factors that would impact BCE’s reputation or market value of its securities. There has been no negative investor feedback to our limited business contacts with Cuban government entities as we believe that investors understand that we are in the business of providing telecommunications services requested by BCE’s customers and that roaming to sun destinations in the Caribbean is one of them. We understand that almost all Canadian incumbent and other wireless service providers as well as international wireless carriers have similar agreements enabling their customers to roam while travelling in Cuba. We also understand that, in view of the April 2009 amendments to Section 515.542 of the U.S. Department of Treasury’s Cuban Assets Control Regulations, U.S. telecommunications service providers are authorized to provide, and receive payment for, telecommunications services between the United States and Cuba, including entering into roaming service agreements with telecommunications service providers in Cuba. In addition, we understand that U.S. telecommunications service providers are permitted to enter into, and receive payment under, agreements with non-Cuban telecommunications service providers for telecommunications services, including roaming service agreements, provided to particular individuals in Cuba, subject to certain limitations. Furthermore, BCE believes that its customers and investors expect it to be able to provide international roaming services outside of Canada and especially to places that large numbers of its customers travel to. Likewise we believe that investors would view the services provided to the Cuban Embassy and Consulate as de minimis and consistent with our position as the incumbent wireline provider in the relevant locations. Note that under the Bell Canada Act, Bell Canada, a wholly-owned subsidiary of BCE, has a mandatory duty to provide landline telephone service under certain conditions. In light of the foregoing, BCE does not believe that its contacts with the government of Cuba or entities it controls constitute a material investment risk, whether quantitatively or qualitatively, for BCE or its security holders.

As requested in your letter of September 22, 2014, we hereby confirm that:

•	BCE is responsible for the adequacy and accuracy of the disclosure set out in its continuous disclosure documents filed with the SEC (the “Filings”);

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	BCE may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you wish to discuss our responses provided in this letter, do not hesitate to contact the undersigned or Ildo Ricciuto, Assistant General Counsel, Financings and Compliance, at 514-786-3931 or at ildo.ricciuto@bell.ca.

/s/ Michel Lalande
Michel Lalande
Senior Vice-President, General Counsel
and Corporate Secretary – BCE Inc.

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